 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FIRST AMENDMENT TO SCHEDULE 14F-1
INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

CHATSWORTH DATA SOLUTIONS, INC. (FORMERLY ADERA MINES LIMITED)
(Exact name of registrant as specified in its corporate charter)

Nevada	333-121764	98-0427221
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

20710 Lassen Street Chatsworth, California 91311
(Address of principal executive offices)

(818) 341-9200
(Issuer’s Telephone Number)

EXPLANATORY NOTE

Chatsworth Data Solutions, Inc., f/k/a Adera Mines Limited, a Nevada corporation (the “Company”) is filing this Schedule 14f-1 following its mailing to shareholders and the appointment of the subject directors to its Board of Directors. This Information Statement was furnished by mail to all the holders of record of the Company in a timely manner, and in accordance with the requirement of 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities and Exchange Commission Rule (the “Commission”) 14f-1. Due to a clerical error, the Information Statement was not previously filed with the Securities and Exchange Commission and is being so filed now.

Approximate Date of Mailing: September 1, 2006

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record at the close of business on August 7, 2006, of shares of $0.00001 par common stock ("Common Stock") of the Company, in accordance with the requirements of Section 14(f) of the Exchange Act, and Commission Rule 14f-1. As of such date, and immediately prior to the closing of the Transaction (as that term is defined below), the Company had 3,500,000 shares of Common Stock issued and outstanding, all of which shares were entitled to one vote per share on all matters for which stockholders are entitled to vote.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Statement") is being circulated to the shareholders of Adera Mines Limited, a Nevada corporation (the "Company"), in connection with the Board of Directors of the Company on July 31, 2006 approving the execution of a Stock and Warrant Purchase (the "Agreement") between the Company, on the one hand, and certain investors (“Investors”) on the other hand. A condition to closing the investment under the Agreement was the concurrent acquisition of all of the stock of Chatsworth Date Corporation (“CDC”). CDC is in the business of data transfer.

THE TRANSACTION

On July 31, 2006, Adera Mines Limited (the “Registrant”) executed a Securities Purchase Agreement (“SPA”) by and among the Registrant on the one hand, and a group of accredited investors (collectively the “Investors”) on the other hand. Under the SPA, on the Closing Date, the Registrant issued 17,420,000 shares of its common stock and 8,710,000 warrants to purchase shares of its common stock at an exercise price of $0.30 per share for total consideration of $4,355,000 (the “Purchase”). The investors paid $0.25 for one share of common stock and one half of a warrant. The closing of this transaction (the “SPA Closing”) occurred on August 7, 2006 (the “Closing Date”). Since the Closing Date, additional funds have been raised on the same basis, bringing the total to be raised by the Company in connection with the CDC acquisition to $5.5 million.

Concurrent with the SPA Closing, the Registrant purchased all of outstanding stock of Chatsworth Data Corporation (“CDC” or “Target”) pursuant to a Purchase Agreement (the “Purchase Agreement”) by and between Registrant on one hand and Target’s shareholders on the other hand for approximately Four Million Dollars ($4,000,000) cash, the issuance of Two Hundred Fifty Thousand (250,000) shares and issuance of a note in the face amount of Two Million Dollars ($2,000,000). The funds used by Registrant to close the Purchase Agreement were received from the Investors upon the SPA Closing. The SPA Closing and the closing of the Purchase Agreement shall be referred to collectively as the “Purchase.”

At the SPA Closing, but subject to the 10-day Period, the Company appointed four new members to the Company’s Board of Directors. Concurrent with the SPA Closing, all of the Company’s former officers resigned their positions and a new chief executive officer, chairman of the Board and chief financial officer were appointed, and one of the two Company directors tendered her resignation. Upon the conclusion of the 10-day Period, the remaining director will resign.

A controlling shareholder of the Company voluntarily cancelled 2,331,570 shares of common stock immediately prior to the closing of the Transaction. As a result of the Transaction, Investors will own at least 65% of the issued and outstanding shares of the Company’s common stock. The Company hopes that the Transaction will increase the value of its common stock to its shareholders, although there is no guarantee that it will do so.

APPOINTMENT OF NEW OFFICERS AND DIRECTORS

In connection with the SPA Closing, effective August 7, 2006, Slavko Bebek resigned as Chief Executive Officer, Chief Financial Officer but remained a Director of the Company subject to a resignation to take effect on the tenth day following the mailing of the 14f1 to shareholders of Registrant, and Maryna Bilynska resigned as Secretary and Director. On August 7, 2006, Mr. Bebek as sole director appointed J. Stewart Asbury III as Chief Executive Officer, Clayton E. Woodrum as Chief Financial Officer and appointed Sidney L. Anderson to serve as Chairman of the Board of Directors. William Moothart, Gregory A. Nihon, Kerry Stirton and Iain Drummond were appointed as Directors of the Company, subject to the 10-day Period.

INFORMATION REGARDING THE COMPANY

Please read this Information Statement carefully. It describes the general terms of the Transaction and contains certain biographical and other information concerning the executive officers and directors after the closing of the Transaction. Additional information about the Agreement is contained in the Company’s Current Report on Form 8-K, dated August 11, 2006. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission’s website at www.sec.gov.

EXECUTIVE COMPENSATION

None of our executive officers of Registrant prior to the Purchase received compensation in excess of $100,000 for the fiscal years ended December 31, 2005, 2004 or 2003, respectively. Slavka Bebek and Maryna Bilvnaska did not receive compensation for their positions as officers of the Company from the Registrant.

CDC SUMMARY COMPENSATION TABLE

					LONG TERM COMPENSATION
		ANNUAL COMPENSATION			AWARDS		PAYOUTS
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Other Annual Compensation ($)(2)	Restricted Stock Awards ($)	Securities Underlying Options/SARs	LTIP Payout ($)	All Other Compensation ($)
William Moothart	2003 2004 2005	189,228 189,228 182,228	336,000 157,484 92,309	903,384
Hannes G. Boehm	2003 2004 2005	134,004 134,004 134,004	140,000 66,680 19,231	188,205
Frank Leftkowitz	2003 2004 2005	157,404 157,404 157,404	308,000 144,053 84,615	828,103
C. Bohman	2003 2004 2005	157,404 157,404 157,404	308,000 144,053 84,615	828,103

(1) CDC was a Subchapter S corporation prior to the Purchase. All bonuses were paid to cover income taxes of these employee shareholders.

(2) CDC owned its building; the building was sold in 2005 and this compensation represents bonus payment to employee shareholders from proceeds on the sale.

Compensation of Directors. The Company’s directors were not paid any compensation for their services as directors; the Company intends to adopt a policy for director compensation.

Stock Option Grants. No stock options were granted to any of the Company’s directors and officers during the Company’s most recent fiscal year ended December 31, 2005.

Exercises of Stock Options and Year-End Option Values. No share purchase options were exercised by the Company’s officers, directors, and employees during the fiscal year ended December 31, 2005.

Outstanding Stock Options. The Company has agreed to grant stock options to each of its three executive officers: two million (2,000,000) fully vested options to Sidney L. Anderson, one million (1,000,000) fully vested options to Clayton E. Woodrum and five hundred thousand (500,000) options to J. Stewart Asbury III which vest quarterly over a 36 month period. All options shall be exercisable at $0.30 per share.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF BENEFICIAL OWNERSHIP AND MANAGEMENT PRIOR TO THE SECURITIES TRANSACTION

The following table sets forth, as of July 15, 2006, certain information regarding the ownership of the Company’s capital stock by the following persons on such date: each of the directors and executive officers, each person who is known to be a beneficial owner of more than 5% of any class of our voting stock, and all of our officers and directors as a group. Unless otherwise indicated below, to our knowledge, all persons listed below had sole voting and investing power with respect to their shares of capital stock, except to the extent authority was shared by spouses under applicable community property laws.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of our common stock subject to options, warrants or convertible securities exercisable or convertible within 60 days of July 15, 2006 were deemed outstanding for computing the percentage of the person or entity holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person, and was based upon the number of shares of the Common Stock issued and outstanding, as of July 15, 2006 which was 5,834,306 shares.

Title of Class	Name and Address Of Beneficial Owners (1)	Amount and Nature Of Beneficial Ownership	Percent Of Class
Common Stock	Slavko Bebek	2,500,000	42.87%
Common Stock	Maryna Bilynaska	2,500,000	42.87%
	All officers and directors as a group (2 persons)		85.7%

(1)	Unless otherwise noted, the address for each of the named beneficial owners and directors and officers is 1020 Harwood St., #1201, Vancouver, BC, Canada V6E4R1.

The Company believes that all persons have full voting and investment power with respect to the shares. Under the rules of the Commission, a person (or group of persons) is deemed to be a “beneficial owner” of a security if he or she, directly or indirectly, has or shares a power to vote or to direct the voting of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which the person has the right to acquire within 60 days, such as warrants or options to purchase shares of Common Stock.

SECURITY OWNERSHIP OF BENEFICIAL OWNERSHIP AND MANAGEMENT AFTER THE CLOSING OF THE PURCHASE AGREEMENT

The following table sets forth information with respect to the beneficial ownership of the outstanding shares of Company’s capital stock as of August 7, 2006 (i) each person known by Registrant who will beneficially own five percent (5%) or more of the outstanding shares; (ii) the officers who will take office as of the effective date of the Purchase; (iii) directors as of the effective date of the Purchase and director nominees who will take office as soon as the appropriate information statement can be mailed to the stockholders of Registrant and the accompanying waiting period passes and (iv) all the aforementioned officers and directors as a group.

Title of Class	Name and Address Of Beneficial Owners (1)	Amount and Nature Of Beneficial Ownership	Percent Of Class (3)
Common Stock	Sidney L. Anderson (4)	5,000,000	17.39%
Common Stock	William H. Moothart (2)	76,923	*
Common Stock	Gregory A. Nihon (2)	0	*
Common Stock	Kerry Stirton (2)	0	*
Common Stock	J. Stewart Asbury (7)	150,000	*
Common Stock	Clayton E. Woodrum (5)	680,000	2.49%
Common Stock	Iain Drummond (2)	0	*
Common Stock	Francis Mailhot (6)	1,690,000	6.1%
Common Stock	Cypress Advisors	1,500,000	5.6%
Common Stock	Caramat Ltd. (8)	3,000,000	10.81%
Common Stock	Vision Opportunity Master Fund Ltd. (9)	15,360,000	48.3%
Common Stock	McCorkell Investment Company LLC (10)	1,500,000	5.5%
Common Stock	Ashcrete Research & Development, LLC (11)	1,800,000	6.58%
Common Stock	Nite Capital (11)	1,800,000	6.58%
	All officers, directors and director nominees as a group (7 persons)	5,906,923	20.12%

(1)
Unless otherwise noted, the address for each of the named beneficial owners is: 20710 Lassen Street, Chatsworth, CA 91311. Unless otherwise indicated, beneficial ownership is determined in accordance with Rule 13d-3 promulgated under the Exchange Act and generally includes voting and/or investment power with respect to securities. Shares of common stock subject to options or warrants that are currently exercisable or exercisable within sixty days of August 7, 2006 are deemed to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage of ownership set forth in the above table, unless otherwise indicated.

(2)
Such persons are director nominees that the directors of Registrant have elected to the Board of Directors which appointment shall be effective upon compliance with Rule 14f1 of the Securities and Exchange Act of 1934.

(3)	The calculations of percentage of beneficial ownership are based on 26,675,000 shares of common stock outstanding as of August 7, 2006.

(4)	Includes 2,000,000 shares underlying options exercisable at $0.30 per share.

(5)	Includes 500,000 shares underlying options exercisable at $0.30 per share; and a warrant to purchase 60,000 shares at $.30 per share.

(6)	Includes 900,000 shares underlying options exercisable at $0.30 per share.

(7)	Includes 50,000 shares underlying options exercisable at $0.30 per share.

(8)	Includes 1,000,000 shares underlying options exercisable at $0.30 per share.

(9)	Includes 5,120,000 shares underlying options exercisable at $0.30 per share.

(10)	Includes 500,000 shares underlying options exercisable at $0.30 per share.

(11)	Includes 600,000 shares underlying options exercisable at $0.30 per share.

* less than one percent

Beneficial ownership is determined in accordance with the rules of the Commission generally includes voting or investment power with respect to securities. In accordance with Commission rules, shares of Common Stock that may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of the Common Stock indicated as beneficially owned by them.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

APPOINTMENT OF NEW OFFICERS AND DIRECTORS

In connection with the SPA Closing, effective August 7, 2006, Slavko Bebek resigned as Chief Executive Officer, Chief Financial Officer but remained a Director of the Company subject to a resignation to take effect on the tenth day following the mailing of the 14f-1 to shareholders of Registrant, and Maryna Bilynska resigned as Secretary and Director. On August 7, 2006, the Mr. Bebek as sole Director appointed J. Stewart Asbury III as Chief Executive Officer, Clayton E. Woodrum as Chief Financial Officer and appointed Sidney L. Anderson to serve as Chairman of the Board of Directors.

Our existing board of directors has the authority to appoint new directors of the Company, subject to Section 14f1 of the Securities Act of 1934 which requires that if a change in control of the Board occurs, such change of control is not effective until 10 days after mailing a written notice of such change in control to all shareholders. The persons so appointed to the Board of Directors are: William H. Moothart, Gregory A. Nihon, Iain Drummond and Kerry Stirton.

The following tables summarize the Company's current executive officers and directors and the proposed executive officers and directors of the Company:

Name	Age	Position
Sidney L. Anderson	59	Chairman of the Board and Executive Director
William H. Moothart	71	Director Nominee
Gregory A. Nihon	30	Director Nominee
Kerry Stirton	42	Director Nominee
J. Stewart Asbury III	58	Chief Executive Officer
Clayton E. Woodrum	66	Chief Financial Officer
Iain Drummond	36	Director Nominee

Sidney L. Anderson. Mr. Anderson was appointed Chairman of our Board of Directors upon closing of the Purchase. Mr. Anderson began his professional career with Peat, Marwick, Mitchell & Co., (currently KPMG) in Tulsa, OK where he was employed for over five years in the firm’s tax department leaving in December 1977 as a Tax Manager. After leaving public accounting, Mr. Anderson practiced law for five years and was a Partner with the law firm of Pray, Walker, Jackman, Williamson & Marlar in Tulsa, OK. In 1981, Mr. Anderson founded Pan Western Energy Corporation, a small publicly traded oil and gas exploration and production company, where he served as the company’s President and Chief Executive Officer and Chairman of its Board of Directors for nineteen years until the company was sold October 1, 2000. Since that time, Mr. Anderson has consulted with a number of companies on financial and business matters. Mr. Anderson received his undergraduate degree in Business Administration from the University of Oklahoma in 1969 and his Juris Doctorate degree from the University of Oklahoma in 1972. He was admitted to practice law in Oklahoma in 1972 and received his Certified Public Accountant certificate in 1975. Mr. Anderson has served on the board of numerous civic and academic organizations as well as public trust authorities including the board of trustees of Oklahoma State University - Tulsa and the University of Tulsa College of Business Administration Executive Advisory Board. Mr. Anderson has also served as a trustee of the Tulsa Industrial Authority and the University Center at Tulsa Trust Authority. Mr. Anderson currently serves on the Economic Development Commission for the City of Tulsa. Mr. Anderson is also a director of Health Science Group, Inc. (OTC:BB “HESG”) and is chairman of the board’s audit committee. In addition, Mr. Anderson served in the United States Army Reserve (Captain) from 1971 through 1986 and is a member of the National Eagle Scout Association.

William H. Moothart. Although Mr. Moothart has been nominated to our Board, and will begin service upon our compliance with Rule 14f1, Mr. Moothart has been Chairman, President, Treasurer and principal shareholder of our operating subsidiary, CDC since its inception in 1971. Prior to that time, Mr. Moothart was Director of Engineering for Whittaker Corporation from 1967 to 1971, Director of Litton Data Systems Division from 1962 to 1967, and a First Lieutenant in the United States Air Force assigned to the Air Research & Development Command. Mr. Moothart received his Bachelor of Science Mechanical Engineering degree from Loyola University in 1956 and did graduate work in Electrical Engineering at both Ohio State University and UCLA.

Gregory A Nihon. Mr. Nihon was appointed to our Board as of the closing of the Purchase and the appointment will be effective upon our compliance with Rule 14f1. Mr. Nihon began his professional career with Bank of America Securities in New York where he was employed in the firm's Corporate and Investment Banking Division. Mr. Nihon later joined Morgan Stanley's London office, where he worked on pan-European investment banking and private equity transactions in the real estate sector. His transaction and product experience includes public equity, private equity fund placements, high yield, securitization, convertible debt offerings, M&A, and principal investments. Mr. Nihon later left the financial services industry to work as director of business development for NYSE-traded Lionsgate Entertainment, an independent film studio based in Santa Monica, CA. At Lionsgate Mr. Nihon handled an array of capital markets and financial reporting and controls responsibilities; he also ran "greenlight" models for individual film investments and sourced third-party production finance. In 2005, Mr. Nihon joined Nihon Global Partners, a family-office style investment firm and merchant bank, where he serves as a Managing Director. Mr. Nihon received his Bachelor of Arts degree from Columbia University and his Masters in Business Administration degree from the Harvard Business School.

Kerry Stirton . Mr. Stirton was appointed to our Board as of the closing of the Purchase and the appointment will be effective upon our compliance with Rule 14f1. Mr. Stirton is currently Managing Director of Stellation Asset Management, a public equity investment management firm with a global fund of fund product. Kerry Stirton has been in the investment management sector for nearly ten years; including extensive hedge fund and direct investment experience. Most recently he was with Goldman Sachs, in the Global Equities Proprietary Trading Group. This experience provided a unique vantage point from which to observe the dynamics of different trading strategies across a wide set of styles and asset classes. His particular trading group used a combined global macro and fundamental equity research approach. Prior to Goldman, he was the Senior Research Analyst for the U.S. Multi-Industry Sector at Sanford C. Bernstein, the research subsidiary of Alliance Capital. His company research covered the most industry sectors of the analysts at Bernstein, and was ranked #1 by the Greenwich Survey of Institutional Investors. With over 100 hedge fund clients around the world, and more than 300 institutional investor clients, Mr. Stirton worked closely with a substantial array of different trading and investment styles. Again, the opportunity to assess various investment approaches, and to ascertain the psychological bents of various forms of investor at different points in a sector’s investment cycle, remains a valuable backdrop to his fund of fund responsibilities. Mr. Stirton’s earlier direct investment experience includes energy commodity trading at Louis Dreyfus Energy and US equity investing with CT Investment Management, where he ran a $300 million US trust portfolio and was investment analyst for the $1.6 billion US Equity portfolio - a top performer across the US mutual fund industry. Prior to his investment career, Mr. Stirton was a corporate strategy and valuation consultant, including 5 years at McKinsey & Co., where he worked in the manufacturing and investment management sectors. He earned law degrees from Harvard Law School and Oxford University, and holds a degree in Politics and Economics from the University of Toronto. Mr. Stirton was a Teaching Fellow at Harvard College, and a Rhodes Scholar.

J. Stewart Asbury III. Mr. Asbury was appointed as our Chief Executive Officer at the closing of the Purchase. Mr. Asbury began his professional career with Arthur Andersen and company in Atlanta, Georgia. While with Arthur Andersen, Mr. Asbury was a Senior Consultant in the firm’s consulting division which is now Accenture. His responsibilities primarily consisted of designing and implementing management and process systems. In 1980, Mr. Asbury joined Byers Engineering in Atlanta, Georgia where he was employed as Division Manager and was responsible for the creation of Byers’ Geographical Information Systems products and markets. During his tenure as Division Manager, the division grew from $900,000 in annual revenues to $18.0 million in annual revenues and employed over 500 people. In 1990, Mr. Asbury became Vice President of Byers Engineering and was responsible for the implementation of the company’s Seibel sales tracking and management system. In 1998, Mr. Asbury became Senior Vice President of SpatialAge Solutions, a division of Byers Engineering focused on the GIS software products business. In 2001, he became President of SpatialAge Solutions and served in that capacity until 2005. Mr. Asbury received his Bachelor of Arts degree in Psychology from the University of Georgia in 1969 and his Masters in Business Administration in Management Policy and Systems from the University of Georgia in 1978. He has served on the Board of Directors of the Geospatial Information and Technology Association and is a former President of that organization. From 1970 through 1974, Mr. Asbury served in the United States Air Force.

Clayton E. Woodrum. Mr. Woodrum was appointed Chief Financial Officer at closing of the Purchase. After graduating from Kansas State University, Pittsburg, Kansas, with a BSBA in Accounting, Mr. Woodrum began his professional career with Peat, Marwick, Mitchell & Co. (now KPMG) in the firm’s Tulsa, Oklahoma office where he was employed from 1965 to 1975 in the tax department. During his tenure at Peat Marwick, Mr. Woodrum became a partner and was Partner-in-Charge of the Tulsa Tax Department from 1973 through 1975. In 1975, Mr. Woodrum joined BancOklahoma Corporation and Bank of Oklahoma as Chief Financial Officer where he served in that capacity until 1980. In 1980, Mr. Woodrum returned to Peat Marwick Mitchell & Co. as Partner-in-Charge of the Tulsa Tax Department and the firm’s Financial Institutions Tax Practice. In 1984, Mr. Woodrum became senior partner in the Tulsa, Oklahoma based accounting firm of Woodrum, Kemendo, Tate & Cuite, PLLC. Mr. Woodrum also has financial interests in Computer Data Litigation Services, LLC, which provides litigation support related to the analysis of electronically stored data, and, First Capital Management, LLC, which is a Registered Investment Advisor and provides investment advice to clients. In addition to his Certified Public Accountant’s license, Mr. Woodrum is also a Certified Valuation Analyst and Investment Advisor Representative. Mr. Woodrum has served on numerous boards and trust authorities including the Tulsa Industrial Authority, University Center at Tulsa Foundation and the Hillcrest Medical Center Foundation. Mr. Woodrum is currently a director of Arena Resources, Inc. ARD is listed on the American Stock Exchange.  Mr. Woodrum is Chairman of the Audit Committee and Compensation Committee of ARD.

Iain Drummond. Mr. Drummond was appointed to our Board as of the closing of the Purchase and the appointment will be effective upon our compliance with Rule 14f1. Mr. Drummond began his professional career with Novera Optics, a telecom component start up company, where he was employed in the company’s business development division. Mr. Drummond later joined Marketing Harmonic, Inc. as a group head in the broadband access networks division. During his tenure with Marketing Harmonic, Inc., Mr. Drummond became the Interim President of the company’s broadband access networks division. Mr. Drummond received his Bachelor of Science in Optics from the University of Rochester in 1992, his Masters in Applied Physics from Yale in 1998, and his Masters in Business Administration from Chicago School of Business in 2001.

MEETINGS OF THE BOARD OF DIRECTORS

Our Board of Directors held no formal meetings during the year ended December 31, 2005. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporation Law and the by-laws of our Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

BOARD COMMITTEES

Our Board of Directors did not have separate committees until September 2006 when the new directors took office since prior to that time there were only two directors and all decisions were made by the two directors. At the September 2006 Board meeting, a Compensation Committee, and an Audit Committee were formed and directors were selected for those committees as follows:

The functions of the Audit Committee are to recommend selection of independent public accountants to the Board of Directors, to review the scope and results of the year-end audit with management and the independent auditors, to review the Company's accounting principles and its system of internal accounting controls and to review the Company’s annual and quarterly reports before filing with the Securities and Exchange Commission. The Audit Committee was not formed and did not meet during 2005. The current members of the Audit Committee are Kerry Stirton, Iain Drummond and Greg Nihon. The Board of Directors has determined that all members of the Audit Committee are independent directors under the rules of the SEC. The Board of Directors has determined that Kerry Stirton is a “financial expert” who is independent of management in accordance with the applicable regulations.

The Compensation Committee reviews and approves salaries, bonuses and other benefits payable to the executive officers and administers the 2006 Equity Incentive Plan. The Compensation Committee is specifically responsible for determining the compensation of the Chief Executive Officer. The Compensation Committee was not formed and did not meet during 2005. The current members of the Compensation Committee are Greg Nihon, Iain Drummond, and Kerry Stirton. The Board of Directors has determined that all members of the Compensation Committee are independent directors under the rules of the SEC.

The regulations of the SEC and OTC Bulletin Board do not mandate that the Company establish of any particular committees, and the Company does not have a Governance and Nominating Committee. The Board of Directors believes that decisions relating to the director nominations can be made on a case-by-case basis by all members of the board without the formality of a Governance and Nominating Committee or a Nominating Committee Charter.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis. However, if received, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does no currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for the Board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the Board of Directors.

SHAREHOLDER COMMUNICATIONS WITH DIRECTORS

Shareholders who want to communicate with the board or with a particular director may send a letter to the Secretary of the Company at 20710 Lassen Street Chatsworth, California 91311. The mailing envelope should contain a clear notation indicating that the enclosed letter is a "Board Communication" or "Director Communication." All such letters should state whether the intended recipients are all members of the board or just certain specified individual directors. The Secretary will circulate the communications (with the exception of commercial solicitations) to the appropriate director or directors. Communications marked "Confidential "will be forwarded unopened.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers, directors, and persons who beneficially own more than 10% of the Common Stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on the Company's review of these reports or written representations from certain reporting persons, the Company believes that during the fiscal year ended December 31, 2005, and during the current fiscal year, all filing requirements applicable to the Company's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were made.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Transaction, none of the Company's directors or officers, nor any proposed nominee for election as one of the Company's directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's outstanding shares, nor any of the Company's promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company.

Sidney Anderson - Mr. Anderson has received or will receive reimbursement of approximately $205,000 of expenses for his activities prior to Closing Date. He also received 2,000,000 shares of our common stock for his execution of the Consulting Agreement under which he will provide services as the Chairman of our Board of Directors. He also received 1,000,000 shares of our common stock as part of compensation provided to a group which provided services, Chatsworth Acquisition Group.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

ADERA MINES LIMITED

By: J. STEWART ASBURY III
Its: President